August 29, 2005

   Mail Stop 4561

Amit Sankhala
President and Chief Executive Officer
CTT International Distributors Inc.
1145 West 7th Avenue
Vancouver, BC V6H 1B5 Canada

	Re:	CTT International Distributors Inc.
		Amendment No. 1 to Form SB-2
		Filed on August 8, 2005
		File No. 333-124286

		Form 10-QSB
      Filed on August 15, 2005
      File No. 000-30919

Dear Mr. Sankhala:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Form SB-2

General Comments

1. We note from page 51 that you sold 700,000 shares for $70,000 on
July 13, 2005 in an unregistered offering to five people. We further note that all of the participants in the offering are registering their shares for resale as a part of this public offering. We have the following comments:

* Please tell us in more detail how this offering is exempt from registration under Section 4(2) and Reg. S. As part of this, please tell us why your current registration does not constitute a "general solicitation" that may have the effect of undermining your claimed exemption under Section 4(2).

* In addition, please tell us why the private placement should not be integrated with the public offering. Your analysis should be thorough and detailed and contain references to applicable Commission rules, including Rule 502 of Regulation D. In addition, please advise us as to why you believe that these shares are eligible to be resold publicly as part of this registration statement. In other words, if they were offered privately, please advise us as to why you believe the private offering was concluded.

* Supplementally, please provide us with copies of all documentation and correspondence generated or used in connection with the private placement, including information presented or provided to your investors.

2. We note that your subsidiary privately placed 455,001 shares in December 2004 at $0.10 per share. Mr. Sankhala purchased only one of these shares and was not, apparently, a significant holder of stock
in your subsidiary.  We further note that these shares were
exchanged
one-for-one with stock in Slabsdirect.com as a part of the reverse acquisition in December 2004. Finally, we note from page 27 that the principal shareholder of Slabsdirect.com, Steve Bruk, sold
8,634,617
shares to Mr. Sankhala for $25,000 in a private transaction. This amounts to roughly $0.0029 per share, a significant discount to the price paid by holders of stock in your subsidiary and the source of significant dilution to them. Please tell us whether you provided your subsidiary investors with information related to the Bruk-Sankhala transaction prior to their decision to move ahead with the merger. If so, please provide us with copies of this information. Also, in light of the fact that Mr. Bruk was a principal shareholder of Slabsdirect.com, please tell us why we should not view the apparent discounted stock price as compensation for Mr. Sankhala.

3. Please update your registration statement to include your June
30,
2005 financial statements in accordance with Rule 3-12 of Regulation
S-X.

Outside Front Cover of Prospectus

4. We note your response to prior comment 6 and we re-issue the comment. Please tell us why your intention to change the offering price of your common stock would not constitute a delayed offering pursuant to Rule 415(a)(1)(x) which can only be conducted by a company that is eligible to utilize Form S-3 for the offering. Alternatively, please revise your disclosure to make clear that the primary and secondary components of the proposed offering will both be conducted at a fixed price of $0.10 until your shares are approved for trading on the OTC Bulletin Board.

Summary of Offering, page 5

Risk Factors, page 6

5. Please add a risk factor regarding the fact that the proposed primary offering is a "best efforts" offering with no stated minimum and that, as a result, investor funds will not be placed in an escrow account pending the attainment of a certain amount of proceeds or other event.

CTT does not have sufficient..., page 7

6. Please be more specific in your disclosure.  We note from page
37
that your offering, even if fully subscribed, would still leave you
$113,600 short of funding your plan. To the extent you intend to rely on additional stock offerings to make up the shortfall, please discuss the associated risk of dilution and pressure on your share price.

Failure to successfully compete..., page 8

7. Please disclose that there are few barriers to entry in your business. Also, please make it clear that there is already significant competition in your market, as suggested by your disclosure on page 33.

CTT`s sole officer and director..., page 8

8. Please remove the cross reference from this risk factor and include the material information from page 24.

CTT has no independent board member..., page 9

9. Please describe with more specificity the conflicts related to the enforcement of your code of ethics. In making your revisions, please eliminate the cross reference to your exhibits, identify any material provisions that may be undermined as a result of not having an independent board, and explain how this might hurt the interests of your investors.

CTT may be subject to liability..., page 10

10. The second paragraph of this risk factor appears to be based on a number of factual assumptions, including the entry into "strategic alliances" and sales in Japan. Since the risk itself appears to focus on the potential assessment for past sales, please omit disclosure regarding sales that have not yet occurred.

Security of online transactions..., page 11

11. Please disclose whether you retain credit card information.

If and when CTT`s shares of common..., page 12

12. Please disclose how many shares will be outstanding and how many shares will be freely tradable following this offering.

Use of Proceeds, page 14

13. We note from page 37 that you are not raising sufficient funds to cover your anticipated costs during the next 12 months. Please disclose this here.

Plan of Distribution, page 18

14. Please revise your description of Reg. M on page 23 to make clear precisely what activities are prohibited and why (i.e., how these activities could lead to price manipulation). Also, please define technical terms like "stabilization," "syndicated short positions" and "penalty bids." Finally, please explain when the restricted period would be one day and when it would be five days.

Management, page 24

Background of sole officer and director, page 24

15. We note from your response to prior comment 19 that Tiger Ventures "shut down operations" in July. Please revise your description of Mr. Sankhala to make clear which, if any, of his past ventures are still operating and disclose whether Tiger Ventures (or any of the others) filed for bankruptcy protection. See Item 401(d)
of Regulation S-B. Also, please disclose when Mr. Sankhala formed Dynamic Tours, Tiger Ventures and Tiger Resorts, and where each of these entities is based.

Certain Relationships and Related Transactions, page 27

Transactions with Promoters, page 27

16. Please tell us why you have not described in this section all transactions involving Mr. Sankhala, including the loans described in notes 4 and 5 to your financials. Refer to Item 404(d) of Reg. S-B.

Description of Securities, page 28

17. We note your statement that under Section 3 of Article V of your bylaws transfer restrictions apply only if your are not a reporting company. At the same time, you state that under Article V(c)(3) of your articles and Section 2 of Article V of your bylaws your directors may in fact restrict transfers. Please clarify the meaning and interrelationship of these provisions. If transfer restrictions currently apply, please make this clear and include appropriate disclosure in your risk factors section. Also, please clarify what you mean where your state that "normally" your board would only restrict transfers "in compliance" with Rule 144.

Description of Business, page 29

18. Please discuss any reliance on foreign markets for a material amount of sales. In addition, please quantify the portion of your sales that have come from the United States, Canada and the UK.

Products and Services, page 30

Direct Business, page 30

19. We note that you rely on three suppliers in Taiwan and China for your merchandise for direct (as opposed to fulfillment) sales to consumers and wholesalers. Please explain how this comports with disclosure on page 32 that you have only one supplier, LTP Tech, who apparently supplies only Chinese products. Finally, please clarify the difference between suppliers and your three manufacturers and two liquidators also mentioned on page 32. Are these manufacturers and liquidators related only to your direct business?

Market, page 32

20. We note your response to prior comment 60. However, given the large number of competitors identified by you on page 33, we continue to question your support for the assertion that this market is characterized by only a "limited number of competitors." Please provide additional support or remove this disclosure.

Technology and Intellectual Property, page 32

21. We note that you utilize contractual agreements with employees, customers, suppliers and affiliates to protect your proprietary information. Please revise to avoid any suggestion that you have employees. Also, please provide us with copies of all agreements with customers, suppliers and affiliates showing the terms to which you refer in this disclosure. Finally, please clarify what proprietary technologies and third-party licenses you are relying on.

Competition, page 33

22. In order to avoid investor confusion regarding the extent to which you compete with any of the companies listed, please remove the names of all companies from this section. Your description of the lines of business against which you compete is sufficient. Also, please balance your description, on page 34, of competitive advantages with an equally detailed discussion of why manufacturers may not want to work with you, including your only officer`s lack of experience in this area, your limited operating history and resources, your limited protections against computer fraud and theft of personal information, your lack of a physical presence and other factors.

MD&A, page 36

23. We note your response to prior comment 44. Please tell us why your expenses for 2004 did not change with the removal of a $5,000 payment to an entity affiliated with Mr. Sankhala. Also, please confirm that no entity affiliated with Mr. Sankhala received such a payment. In this regard, we note from page 38 that you incurred a $5,000 Internet marketing expense in 2004.

24. We note from page 37 your belief that your software development costs of $2,500 are non-recurring. Please provide us with additional support. In responding, please consider: (1) that you intend to spend more than $110,000 of the proceeds of this offering on development projects related to your website and; (2) from page 8, that your success depends upon your ability to develop new technology services quickly.


Results of operations, page 37

25. We note that you have provided unit sales and margin information for 2004. Please provide comparable information for the first quarter of 2005 and discuss any evident trends.

26. Please explain in detail why your average monthly revenue dropped to $333 in the quarter ending March 31, 2005, from roughly $4,400 in
2004. Also, please explain how you experienced negative gross margin in the first quarter, given your disclosure that your cost of sale consists "solely" of inventory cost. Please disclose whether you sold products for less than you paid for them and, if so, why.

27. Please explain why "rent" in the first quarter came out to
$678
per month while rent in 2004 came out only to roughly $354. Also, for both periods, please explain what your "consulting" fees consisted of and to whom they were paid.

28. We note from page 30 that direct consumer sales have comprised 20% of your business to date, while wholesale purchases (presumably both direct and fulfillment-based) have comprised 80%. Please explain how this comports with disclosure on page 39 that direct sales comprise 25% of your business. Also where relevant, please clarify whether you make any "fulfillment" sales to consumers and, if so, explain where they show up in the mix described above. Finally, please provide the breakdown of sales in each period to clarify the discrepancy identified above and discuss any evident trends.

29. We note your response to the first bullet point of prior comment
75. This suggests that you did at some point verify payment prior to shipping. If so, please disclose when, explain why you stopped this practice, consider whether additional risk factor disclosure (including risk related to credit concentration) may be warranted and disclose the identity of material obligees and the terms of payment.
Please disclose how much time passes between shipping the product and verifying payment and your average days sales outstanding in each period. Also, assuming you did verify payment prior to shipment at some point in 2004, please tell us how you accumulated accounts receivable in the amount of $22,829 by the end of that period.

Current capital resources and liquidity, page 39

30. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying items that are apparent from the statement of cash flows does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to Release
33-8350.

31. For the sake of clarify, please discuss separately cash flows from investment and financing activities in each period.

32. We note that your cash decreased from $28,214 on December 31, 2004 to $11,259 on March 31, 2005. This suggests cash usage (or burn) of nearly $6,000 per month (as opposed to the $3,000 mentioned on pages 7 and 40). In light of these results, please disclose the basis of your statement here that you have four months of cash remaining.

33. We note that you have received "verbal extensions" on your accounts payable. Please identify the suppliers who have provided you with such extensions and the amounts in questions. Also, if true, please disclose that these "verbal extensions" do not amount to enforceable agreements and that your creditors could seek payment at any time. In that regard, please disclose which of these payments are overdue and discuss cash flow risk (both here and in your risk factors) related to an acceleration of these payables or the demand notes described in notes 4 and 5 to your first quarter financials.

Plan of Operation

Phase 4 - Corporate Development, page 42

34. We refer to your statement that you intend to "create" products that are similar to products manufactured by Apple, Sony and Samsung.
Please provide adequate disclosure to indicate what manufacturing processes and equipment you have in place or hope to have in place in order to create such products.

Description of Property, page 43

35. Please identify which fulfillment associate owns the space in which you store inventory. Also, with respect to your lease rate, please the discrepancy between the $6,000 CDN per month rate indicated here, the $1,000 CDN per month rate indicated in your lease agreement, attached as Exhibit 10.4, and your actual payments of around $678 reflected in your first quarter expenses. Finally, please indicate whether you are in compliance with Section 9 of your sublease regarding insurance coverage.

Financial Statements

Note 2.  Summary of Significant Accounting Principles, page F-7

i) Foreign Currency Translation

36. We have reviewed your response to comment 93. In your response you note that the Company`s accounting records are maintained in United States dollars. This contradicts your disclosure in your financial statements where you state that the financial statements are translated to United States dollars in accordance with SFAS 52.
We also note that from your disclosure that gains and losses on translation are included in the determination of income. Translation of financial statements to the functional currency does not affect the determination of income. See paragraph 13 of SFAS 52. Transactions that occur outside of the functional currency result in gains and losses that need to be recorded in the income statement. Please revise your disclosures in your financial statements or advise us why a revision is not necessary. It appears from your response that your accounting records are maintained in U.S. dollar and that a majority of your transactions are primarily undertaken in U.S. dollars.




Recent Sale of Unregistered Securities

37. Please treat the private placement by your subsidiary and the share exchange between your subsidiary and Slabsdirect.com as separate transactions, each with its own exemption from registration.

Legal Opinion

38. We note that the legal opinion filed with your amendment is dated
June 3, 2005, and that your most recent amendment dated August 8, 2005, revised the number of shares to be registered in the proposed offering. Please provide us with a revised opinion as of a more recent date that specifically opines upon the number of shares being registered in the proposed offering. In connection with this, we also refer to the first sentence of the legal opinion that refers to
"the above offering." Please have counsel revise the opinion to specifically refer to the offering being registered by this registration statement.

39. We refer to heading (3) of the legal opinion. Please provide us with a revised opinion that specifically addresses what documents, if any, counsel reviewed that allowed him to state that he is unaware of any legal proceedings or reputed claims against the company. We would not object if counsel relied on a representation letter from the company that made certain factual representations, such as the lack of any legal proceedings. However, absent such documentation, this paragraph does not provide investors with meaningful information regarding whether there may be assessments relating to the common stock being registered.

Form 10-QSB

40. Please file an amended 10-QSB with proper certifications that reflect the revisions made pursuant to Release No. 33-8238 (August 14, 2003).

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Jamie Webster at 202-551-3446 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3694 with any other questions.

Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Rene Daignault (via facsimile, 604-664-0671)
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Amit Sankhala
CTT International Distributors Inc.
August 29, 2005
Page 1